





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-45285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2020 (MM/DD/YY) AND ENDING 06/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Herold & Lantern Investments Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

35 Pinelawn Road Suite 101E
(No. and Street)

Melville (City) New York (State) 11747 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Keith Lanton, President 631-454-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weisberg, Mole, Krantz, and Goldfarb LLP
(Name – *if individual, state last, first, middle name*)

185 Crossways Park Drive (Address) Woodbury (City) New York (State) 11797-2040 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Keith Lanton _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Herold & Lantern Investments Inc. _____, as of June 30 _____, 20 21 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none



DAVID S LOCKER
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01LO4970053
Qualified in New York County
Commission Expires July 30, 2022

_____
Signature

President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEROLD & LANTERN INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2021

HEROLD & LANTERN INVESTMENTS, INC.

CONTENTS

WMK&G
Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Herold & Lantern Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Herold & Lantern Investments, Inc. as of June 30, 2021, and the related notes and schedules (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Herold & Lantern Investments, Inc. as of June 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Herold & Lantern Investments, Inc.'s management. Our responsibility is to express an opinion on Herold & Lantern Investments, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Herold & Lantern Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Weisberg, Molé, Krantz + Goldfarb, LLP

We have served as Herold & Lantern Investments, Inc.'s auditor since 2015.

Woodbury, NY
September 21, 2021

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

HEROLD & LANTERN INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2021

ASSETS

ASSETS		
Cash and cash equivalents	$	1,362,209
Securities owned, at market value		7,811,514
Restricted cash		143,675
Other intangible assets, net of amortization $85,934		29,304
Goodwill		379,343
Furniture, equipment and leasehold improvements, at cost,		
net of accumulated depreciation and amortization of $11,308		18,980
Operating lease right-of-use assets		1,178,759
Other assets		205,132
TOTAL ASSETS	$	11,128,916

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	1,128,000
Due to clearing broker		1,335,520
Operating lease liability		1,225,678
Income taxes payable		13,680
Other liabilities		326,938
Deferred income tax		1,396,794
TOTAL LIABILITIES		5,426,610

Commitments and contingencies - note 7

SHAREHOLDERS' EQUITY	
Preferred stock, $.01 par value; 10,000 shares authorized,	
123 shares issued and outstanding	1
Common stock, $.01 par value; 190,000 shares authorized,	
12,876 issued and 12,088 shares outstanding	129
Additional paid-in capital	3,761,549
Retained earnings	2,272,087
Treasury stock, at cost 1,132 shares	(331,460)
TOTAL SHAREHOLDERS' EQUITY	5,702,306

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	11,128,916

1. ORGANIZATION AND NATURE OF BUSINESS

Herold & Lantern Investments, Inc. (the "Company"), formerly Lantern Investments, Inc., was incorporated in the State of Delaware in 1992. On November 2, 2020 pursuant to the merger of Bernard Herold & Co., Inc. and Lantern Investments, Inc. the Company was renamed Herold & Lantern Investments, Inc. The Company is a wholly owned subsidiary of Percheron Asset Management Group, Inc. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc (the "FINRA"), the Municipal Securities Rulemaking Board (the "MSRB") and the Securities Investor Protection Corporation ("SIPC"). In this capacity, it executes both principal and agency transactions for itself and its customers on a fully disclosed basis through its clearing broker, Pershing, LLC. The Company does not hold funds or securities for, nor owe funds or securities to, customers. Any funds or securities received by the Company are promptly transmitted to the clearing broker.

The Company maintains cash with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Deposits with a single brokerage institution are insured up to $500,000 per account type, of which a maximum of $250,000 in cash is insured by the Securities Investor Protection Corp. At times, cash balances may exceed the insured limits. Cash deposits in excess of insured limits amounted to $1,003,258 at June 30, 2021. Cash and cash equivalents includes $108,648 being held in money market funds or savings accounts. Restricted cash represents a certificate of deposit held as security by one of the Company's landlords. This deposit automatically renews after a maturity period of 6 months.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company's business consists substantially of commissions based on customer transactions and income from proprietary trading. United States generally accepted accounting principles require that commission revenues and proprietary trading gains and losses are recorded on a trade date basis. With regards to commission income, the performance obligation is generally satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer. The Company is a non-clearing broker and, accordingly, utilizes a clearing broker on a fully disclosed basis on application transactions.

Purchases and sales of securities and related commission revenues and clearing charges are recorded on a settlement date basis. For the year ending June 30, 2021, the difference between settlement date and trade date basis was not material. All positions are reported at market value and any change in market value is reflected in the accompanying statement of income as gain or loss as it occurs. As funds due from brokers are held at the Company's clearing broker or represent fees receivable from other major financial institutions, no allowance for doubtful accounts has been recorded.

The Company has entered into clear through/tri-party relationships with thirteen independent broker dealers. The Company, through its clearing relationship with Pershing, LLC, is responsible as an intermediary for the clearing of transactions for these thirteen broker dealers. The Company is compensated for these services and for the business risk assumed in the performance of the services provided.

Securities transactions and financing with the clearing broker are classified as operating activities on the statement of cash flows since this is the Company's principal business.

Investments in securities that are traded on a securities exchange are valued at the last reported sales price on the primary exchange on which the security is traded on the last business day of the year. Investments in securities traded in the over-the-counter market for which no market quotations are available are valued at the last reported bid price.

The Company files its federal and state corporate income tax returns using the accrual basis of accounting.

Accrued Expenses Payable of $546,234 have been recorded by management representing an estimate of expenses incurred, but not paid, as of June 30, 2021.

Depreciation of property and equipment is provided using straight-line methods over the useful life of the assets (5-7 years). Amortization of leasehold improvements is provided for by the straight-line method over the term of the lease.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Investments

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. The fair value hierarchy provides criteria for prioritizing inputs used to measure fair value into three levels:

Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 — Unobservable inputs. Unobservable inputs reflect the assumptions that management develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. Management uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities. The valuation levels are not necessarily an indication of risk or liquidity associated with the underlying investments. The following are the Company's investments owned by level within the fair value hierarchy at June 30, 2021:

Description	Total	**Fair Value Measurements Using**		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets: Investments in securities owned				
Common stock	$4,871,653	$4,871,653	$ -	$ -
Corporate bonds	26,714	26,594	120	-
Government agencies	507,449	507,449	-	-
Municipal bonds	2,405,698	2,401,948	3,750	-
Total	$7,811,514	$7,807,644	$ 3,870	$ -

3. FINANCIAL INSTRUMENTS AND RISK

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to the changes in market (market risk) or failures of the transactions. The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts its business.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments due to market fluctuation.

Financial Instruments and Risk (Continued)

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its investments, the Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill its contractual obligations.

Short selling, or the sale of securities not owned by the Company, exposes the Company to the risk of loss in an amount greater than the initial investment, and such losses can increase rapidly and in the case of equities, without effective limit. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "short squeeze" can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

The Company executes most of its customer trades through New York Stock Exchange member firms as an introducing broker and earns commission on its introduced customers. The Company has an agreement with its clearing brokers to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. In connection therewith, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Company's customers. The balance of payable to clearing broker at June 30, 2021 represents the net of a margin account and positive cash balances held by the Company's clearing broker.

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market risks in excess of that presented in the statement of financial condition. All positions are reported at market value and any change in market value is reflected in the accompanying statement of income as gain or loss as it occurs.

4. PROVISION FOR INCOME TAXES

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being "sustained" "when challenged" or "when examined" by the applicable tax authority.

PROVISION FOR INCOME TAXES (Continued)

Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended June 30, 2021 management has determined that there are no material uncertain income tax positions.

Management believes the Company's deferred income tax liability of $1,396,794 to be fully paid. The deferred income tax liability is primarily the result of unrealized gains on securities held that are not taxable until the related securities are sold and capital gains are realized. Accrued compensation and other expenses that are not deductible for tax purposes in the current year because they have not been paid within the time period required by tax law also contribute to the liability. Tax years beginning on or after June 30, 2017 remain subject to audit by Federal and State taxing authorities as of the date of this report.

5. Other Intangible Assets

In June 2004, the Company purchased certain intangible assets of Tradex Brokerage Service, Inc., under an asset purchase agreement. Additionally, in June 2008 the Company purchased intangible assets from a retired employee under an asset purchase agreement. In November 2020, Bernard Herold & Co., Inc. was merged into the Company and additional Goodwill was recorded in the amount of $379,342. The Company has adopted FASB Statement No. 142 "Goodwill and Other Intangible Assets" ("ACS 350"). The intangible assets acquired are determined to be wasting assets, as defined, with finite useful lives (12-15 years). As such, these intangible assets are subject to amortization. The financial statements include a charge for amortization in the amount of $16,205 for the year ended June 30, 2021.

The accompanying balance sheet reflects goodwill in the amount of $379,342 as a result of the merger with Bernard Herold & Co., Inc. In 2018, Bernard Herold & Co., Inc. purchased all of the stock owned by the Company's former majority shareholder and recorded goodwill representing the excess of purchase price over the Company's reported assets and liabilities. Goodwill is subject to an annual impairment test based on qualitative data. For the year ending June 30, 2021, management has determined that no impairment was necessary.

6. OTHER ASSETS

Other assets include $13,839 of advances paid to employees and are being expensed over various periods. These advances are reduced through monthly earnings If the employee for any reason ceases to be employed by the Company before the advance is satisfied the loan shall become due and payable.

7. COMMITMENTS

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, Leases (Topic 842) and issued subsequent amendments to the initial guidance in September 2017 within 2017-13 (not collectively Topic 842). Topic 842 requires companies to generally recognize on the balance sheet operating and financing lease liabilities and corresponding right-of-use assets. Lease expense is recorded on a straight-line basis over the term of the lease. Differences between lease expense and lease payments are recorded as deferred rent and combined with the Company's operating lease liability on the balance sheet. Topic 842 was effective for the Company's fiscal year ending June 30, 2020. The Company has implemented the new standards and the accompanying financial statements reflect such right-of-use assets and liabilities.

The Company leases office space in various locations under non-cancelable lease agreements which expire between June 2022 and April 2027. The Company's lease agreements generally contain provisions for escalations based on increases in certain costs incurred by the lessors. The Company has recorded an operating lease right-of-use asset and corresponding operating lease liability as of June 30, 2021 using a discount rate of 5.5% applied to its future minimum payments on all lease agreements, which are as follows:


Year Ended June 30,

2022	680,236
2023	240,554
2024	128,563
2025	132,420
2026	136,393
Thereafter	116,488
Total	$ 1,434,654


8. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of June 30, 2021, the Company had not entered into any subordinated loan agreements.

9. EMPLOYEE BENEFITS

The Company offers several employee benefits. The Company has a health insurance plan, a dental plan, a vision plan, a 401(k) plan, a supplemental insurance plan, a FLEX Spending plan, a group term life insurance plan and a group long term disability benefit plan. The Board of Directors has elected to contribute 100% toward the group term insurance plan and the group long term disability plan. The Board has elected to offer various levels of contribution based on pre-determined criteria to contribute toward the cost of health insurance and in some instances toward the cost of dental insurance. The expense included in the financial statements related to these plans is $221,684 for the year ending June 30, 2021.

10. RELATED PARTY TRANSACTION

Other assets include amounts receivable of $13,486 from related parties. Accounts payable and accrued expenses includes payables of $1,207 to related parties. Other liabilities includes payables of $223,675 to former Bernard Herold & Co., Inc. shareholders.

A related entity shares office space with the Company and utilizes certain management and administrative employees. Accordingly, the related entity is charged for the cost of compensation and related costs of such employees as well as a monthly fee to reimburse the Company for a portion of the cost of office space. The intercompany charge amounted to $683,877 for the year ending June 30, 2021 and is included in expense reimbursements in the accompanying statement of income.

On November 2, 2020, Bernard Herold & Co., Inc. merged with the Company. Pursuant to the merger plan, the assets and liabilities of Bernard Herold & Co., Inc. were combined with those of the Company. At the time of the merger, the Company's shareholders transferred their stock to a holding company, Percheron Asset Management Group, Inc., in exchange for shares of Percheron. Bernard Herold & Co., Inc.'s assets and liabilities as of the merger date are as follows:

RELATED PARTY TRANSACTION (Continued)

Cash and cash equivalents	$	164,639
Due from clearing broker		650,197
Securities owned, at market value		3,776,000
Goodwill		379,343
Operating lease right-of-use assets		544,360
Restricted cash		141,694
Other assets		79,019
Total assets		5,735,252
Accounts payable and accrued expenses		405,381
Operating lease liability		599,758
Other liabilities		223,675
Deferred income tax		1,184,000
Total liabilities		2,412,814
Shareholders' equity	$	3,322,438

11. RULE15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

12. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2021, the Company had net capital of $3,412,089 which exceeded the minimum requirement of $101,036 by $3,311,054 The Company's ratio of aggregate indebtedness to net capital was 0.44 to 1.

13. CONTINGENT LIABILITIES

The Company had no underwriting commitments and no significant contingent liabilities.

14. SUBSEQUENT EVENTS

Events have been evaluated through September 21, 2021, the date that these financial statements were available to be issued.